Computation of Ratios	Exhibit 12.1

	Quarter Ended	Years ended December 31,
(dollar amount in thousands)
	3/31/2008	2007	2006	2005	2004	2003
Earnings:
Pretax income (loss) from continuing operations	$(21,438)	$(55,268)	$(23,525)	$(13,889)	$3,688	$13,726
Fixed Charges	11,979	52,757	72,939	60,104	16,012	3,266
Distributed income of equity investees	-	1,814	11,524	17,268	7,605	21,565
Total Earnings	$(9,459)	$(697)	$60,938	$63,483	$27,305	$38,557

Fixed Charges:
Interest Expense	$11,979	$52,757	$72,939	$60,104	$16,012	$3,266
Amortized premiums & discounts related to indebtedness	-	-	-	-	-	-
Capitalized expenses related to indebtedness	-	-	-	-	-	-
Capitalized Interest	-	-	-	-	-	-
Preference security dividends	-	-	-	-	-	-
Total Fixed Charges	$11,979	$52,757	$72,939	$60,104	$16,012	$3,266

Ratio of earnings to fixed charges	(0.79)	(0.01)	0.84	1.06	1.71	11.81

Dollar amount of deficiency	$21,438	$53,454	$12,001	-	-	-